NetWorth Technologies, Inc.
                          6499 NW 9th Avenue, Suite 304
                         Fort Lauderdale, Florida 33309
                                 (954) 670-2300

                                                              May 31, 2006

Terry French
Accountant Branch Chief
United States Securities and
  Exchange Commission
100 F Street, NE
Washington, DC 20549

      RE:  NETWORTH TECHNOLOGIES, INC.
           ITEM 4.02 OF FORM 8-K
           FILED MARCH 22, 2006
           FILE NO. 0-27842


Dear Mr. French:

      We are in receipt of your comment letter dated March 30, 2006 to NetWorth Technologies, Inc. (the "Company"). On behalf of the Company, we have addressed your comment letter by reproducing below each comment and providing the Company's response immediately following.

1.    Please amend the Form 8-K to provide the additional following information:

      o disclose when you were advised or notified that disclosure should be made or action taken to prevent future reliance on a previously issued audit report or completed interim review;

      o state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing.

      WE HAVE AMENDED THE FORM 8-K TO PROVIDE THE ADDITIONAL INFORMATION.

2. Item 4.02(c) of Form 8-K requires you to provide your independent accountant with a copy of the disclosure you are making in response to
      Item 4.02(b) and request that it furnish you with a letter stating whether it agrees with the statements you have made in response to Item 4.02(b). If your independent accountant does not agree with your disclosure, it should explain why not. Please amend your Form 8-K to file this letter as an exhibit no later than two business days after you receive it.

Mr. Terry French
May 31, 2006
Page 2 of 2

      THE FORM 8-K HAS BEEN AMENDED TO INCLUDE THE CONCURRING LETTER FROM OUR INDEPENDENT ACCOUNTANT, WHEELER, HERMAN, HOPKINS & LAGOR, P.A. AS AN EXHIBIT TO THE FORM 8-K.

      In addition, as requested by your letter, the Company acknowledges that:

      1. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     * * * *

      If you have any comments or questions regarding our response, please contact Ernest M. Stern, our outside counsel at Schiff Hardin LLP, at (202) 778-6400, or, if you cannot reach him, call Dan Jonson at (301) 668-9600 or
(301) 334-6222 or call me at (561) 392-6010.

                                           Sincerely,

                                           /s/ Anthony Q. Joffe
                                           ----------------------------
                                           Anthony Q. Joffe